EXHIBIT 12

KERR-McGEE CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,	Years Ended December 31,
(Millions of dollars)	2004	2003	2002	2001	2000	1999

Income (loss) from continuing operations	$152	$254	$(611)	$476	$817	$138

Add -
Provision (benefit) for income taxes	91	189	(46)	276	437	105
Interest expense	57	251	275	195	208	191
Rental expense representative of interest factor	6	22	20	13	11	12

Earnings (loss)	$306	$716	$(362)	$960	$1,473	$446

Fixed Charges -
Interest expense	$57	$251	$275	$195	$208	$191
Rental expense representative of interest factor	6	22	20	13	11	12
Interest capitalized	3	10	8	31	5	8

Total fixed charges	$66	$283	$303	$239	$224	$211

Ratio of earnings (loss) to fixed charges	4.6	2.5	— (1)	4.0	6.6	2.1

(1) Earnings were inadequate to cover fixed charges by $665 million in 2002.